E N V I S I O N I N G   • E M P O W E R I N G   • E X C E L L I N G
MaxLinear Confidential & Proprietary    T-00PR
NYSE: MXL
Corporate Overview, March 2015
Filed by MaxLinear, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Entropic Communications, Inc.
Commission File No.: 001-33844

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DISCLAIMER
Forward-Looking Statements
This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the
Securities Exchange Act of 1934, as amended. Forward-looking statements include, among others, statements concerning our future financial performance
(including our LT model expectations); trends, growth opportunities, and estimated market sizes in specific product markets for cable, terrestrial, satellite, broadband and other applications; and opportunities associated with new product offerings and our strategy to expand our addressable market, including our recent acquisition of Physpeed and our entering a definitive agreement to acquire Entropic; our anticipated timing of the proposed merger with Entropic;
anticipated effects of the proposed merger with Entropic; prospects for the combined company, including expectations with respect to its market position and intellectual property portfolio; expectations with respect to the growth strategies and addressable markets of the combined company; expectations with respect to the products of the combined company after the proposed merger; anticipated synergies to be realized from the proposed merger; and expectations for operating results of MaxLinear and Entropic. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-
looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. Risks and uncertainties affecting our business, operating results, financial condition, and stock price, include, among others, intense competition in our industry; our dependence on a limited number of customers for a substantial portion of our revenues; uncertainties concerning how end user markets for our products will develop, including end user markets for the cable and satellite applications of our products as well as end user markets for products currently in development; potential uncertainties arising from continued consolidation among cable television operators; integration risks associated with our acquisition of Physpeed; our ability to develop and introduce new and enhanced products on a timely basis and achieve market acceptance of those products, particularly as we seek to expand outside of our historic markets; potential decreases in average selling prices for our products; limited trading volumes; risks relating to intellectual property protection and the prevalence of intellectual property litigation in our industry, including pending litigation against us by a third party with the United States International Trade
Commission and in United States District Court in Delaware; our reliance on a limited number of third party manufacturers; and our lack of long-term supply contracts and dependence on limited sources of supply.  Risks relating to our potential acquisition of Entropic include the potential failure of MaxLinear’s or
Entropic’s stockholders to approve the proposed merger transaction; the potential failure to obtain regulatory approvals related to the transaction; the challenges and costs of closing, integrating, restructuring, and achieving currently anticipated synergies; the ability to retain key employees, customers, and suppliers of
Entropic or MaxLinear while the acquisition is pending and thereafter; and other factors generally affecting the business, operating results, and financial condition of either MaxLinear or Entropic or the combined company.  In addition to these risks and uncertainties, investors should review the risks and uncertainties contained in our filings with the Securities and Exchange Commission (SEC), including  those set forth under the caption “Risk Factors” in our most recent Annual
Report on Form 10-K for the year ended December 31, 2014 and our subsequent Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K that we have filed and may file from time to time with the SEC.  Unless otherwise indicated herein, all forward looking statements are based on estimates, projections and assumptions of MaxLinear as of the date of our February 9, 2015 press release announcing fourth quarter and fiscal year 2014 financial results. These slides do not constitute confirmation or an update of previously provided guidance. MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.
Non-GAAP Financial Measures
This communication may contain certain non-GAAP financial measures, which management believes are useful to investors and others in evaluating business combinations. Further detail and reconciliations between the non-GAAP financial measures and the GAAP financial measures are available in the Section entitled
“Appendix.”

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DISCLAIMER
MaxLinear Investor Relations at
http://investors.maxlinear.com/,
at IR@MaxLinear.com or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at
http://ir.entropic.com/,     ir@entropic.com
or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014
Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding
MaxLinear’ executive officers and directors is included in MaxLinear’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its
Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. The interests of those persons who may be deemed participants in the solicitation may differ from the interests of Entropic stockholders or MaxLinear stockholders generally.  These interests will be described in the joint proxy statement/prospectus when it becomes available.
No Offer or Solicitation
Additional Information and Where to Find It
Participants in the Solicitation
In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the proposed merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ
THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE
SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND
THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus
(when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained at

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Pioneer of Broadband CMOS Analog RF
semiconductors – World’s first CMOS
digital cable & terrestrial TV tuner
Core RF technology platform has wide
range of applicability, including large
infrastructure markets
Rapid revenue growth & top tier customers
~ 27% 6 Year CAGR; 2014 Sales $133M
Non-GAAP Profitable & focus on
improving operating leverage – Q4’2014
Gross Margin 61%
LEADER IN ANALOG RF & MIXED-SIGNAL FRONT-
END SEMICONDUCTORS
~370 Employees…75% engineering (25% PhDs, 80% MS+)
Sept. 2003 Founding
March 2010 IPO
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RAPID PRODUCT CYCLE REVENUE GROWTH &
TRANSFORMATION – 480M+ RF CHIPS SHIPPED
Satellite markets driving new product revenue cycles in 2015
$51
$69
$72
$98
$120
$133
$0
$20
$40
$60
$80
$100
$120
$140
2009 2010 2011 2012 2013 2014
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TIER-1 CUSTOMERS, & MANUFACTURING
SUPPLIERS
Scalable, flexible, & fabless IC manufacturing supply chain
OEMS/ODMS Manufacturing Partners
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MAXLINEAR – THE CONNECTION AT HOME
Tuner
Demodulator
RF IF
Amplification
and Filtering
IF
Baseband
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Home Access Medium
Addressable Platforms

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KEY GROWTH DRIVERS – FATTER PIPES TO THE
HOME
Cloud Services &
Media Server Clients
Over-The-Top Video
Delivery
New Ultra HD video
(2K/4K/8K) Stds.
More
Bandwidth
More
Screens
=
More
Channels
OTT Video, New Ultra-HD TV Stds., Screen proliferation at
home, & Cloud services driving demand for higher bandwidth
Proliferation of
Screens at home

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CABLE DATA – BROADBAND PLATFORM
EVOLUTION
DOCSIS
2.0
DOCSIS
3.0
DOCSIS
3.0
DOCSIS
3.0
DOCSIS
3.1
4 CH 8 CH 16-24 CH
Single
channel
Screen
proliferation
in the Home
Channel
bonding
bandwidth
Burgeoning
OTT Video
Increased
symmetric
bandwidth
1 CH 24+ CH
Cable DOCSIS3.0/3.1 enable OTT Video & Cloud services

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BROADBAND PLATFORM EVOLUTION – CABLE &
SATELLITE VIDEO
Simple
STB
4-6
channel
Media-
Server
Gateway
Dual-
channel
video
STB
2011-12
2013 2014+ 2010
Single
Channel
PVR or Time
Shift Video
More PVR
Capability
Home Aggregation
& Distribution

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•
Key growth drivers
•
New Ultra-HD video (2K/4K/8K) require 2x-to-4x the bandwidth of regular HD content – Drives Channel bonding
•
Multiple screen home driving Media-Gateway & IP Client architecture –
Drives multiple channel capture & distribution
SATELLITE GATEWAY / SET-TOP BOX & OUTDOOR UNIT
(ODU) MARKET – KEY NEW REVENUE GROWTH DRIVER
MaxLinear Management’s Best Estimate
2014 2018
$
SAM
SAT ODU
SAT STB / Gateway
$260M
$500M

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Home
Network
LEVERAGING FSC™ LEADERSHIP INTO END-TO-
END SATELLITE OPPORTUNITY
IP
Channel Stacking
D-ODU
Quad/Quattro
IP
Captures up to 10 GHz of Satellite Spectrum
FSC
TM
Lowest Power Technology for Gateways & ODUs
FSC
FSC
FSC
FSC

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MAXLINEAR GROWTH STRATEGY
Telecom
Grow RF, Analog,
Mixed-Signal Content
in Current
Broadband, Access &
Home Connectivity
Diversify Across
Wired & Wireless
Communication
Network
Infrastructure
Drive Long-Term
Profitability and
Diversified Growth
Datacom
Wireless
Cable

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EXPANDING ADDRESSABLE MARKET THROUGH
ACQUISITIONS AND ORGANIC GROWTH
Note: Serviceable Addressable Market (SAM ) data based on internal MaxLinear management estimates.
$0.8B
$2.8B
Broadband Cable,
Satellite, &
Terrestrial SAM
SAM
($ in billions)
Wireless Backhaul
Optical Datacom &
Telecom Network
Infrastructure
MoCA
Connectivity
Broadband Media
& Access
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
2014 2018
$0.0

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OVERVIEW OF ENTROPIC ACQUISITION
Acquisition
Value
Pro Forma
Ownership
Closing
Conditions
and Timing
Estimated
Synergies and
EPS Accretion
Merger
Consideration
–
$3.01 per Entropic share based on MaxLinear’s closing price on 2/2/15
–
Approximately $287M equity value and $181M enterprise value
–
$1.20 in cash and 0.2200 shares of MXL common stock per ENTR share
–
MaxLinear will assume outstanding and unvested options and RSUs
–
MaxLinear shareholders will own 65% and Entropic shareholders will own 35% of pro forma common shares outstanding
–
Dr. Ted Tewksbury will join MaxLinear’s Board of Directors
–
$20M+ of estimated cost synergies in first full calendar year post-close
–
Expected to be immediately accretive to non-GAAP EPS
–
Closing conditions include approval by MaxLinear and Entropic shareholders as well as customary regulatory approvals
–
Expected close in Q2 2015

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BUSINESS SNAPSHOT
San Diego, CA San Diego, CA
2003 2001
>375 Issued & Pending ~1,500 Issued & Pending
$32.5M $42.6M
61% 56%
$79M $106M
Note: Entropic gross margin presented on a non-GAAP basis. See “Apprendix”. GAAP gross margin of 50%.
Note: MaxLinear Q4’14 GAAP and non-GAAP gross margin guidance percentage are both 61%.
Note: MaxLinear cash balance as of 12/31/14 and Entropic cash balance as of 12/31/14.
HQ
Founded
Patents
Q4’14 Revenue
Q4’14 GM
Cash Balance

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E N V I S I O N I N G   •   E M P O W E R I N G   •   E X C E L L I N
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Note:  Figures above except revenue are based on non-GAAP. See “Appendix” for reconciliation.
Note:  MaxLinear GAAP and non-GAAP gross margin are both 61% to 62%.
*Note: Guidance as presented in Entropic press release dated 2/3/15. This slide does not constitute an update of previously provided guidance.
NON-GAAP FINANCIAL MODEL
Revenue
$34M - $35M $45M - $46M
--
Gross Margin
61% to 62% 53%
60%+
Operating Expenses
$18.5M $20M - $21M
35% - 40%
Operating Margin
7% - 8% 6% - 10%
20%+
o
$300M+ in annual revenue
o
Targeting $20M+ in operating synergies in first full calendar year post-close
o
Strong combined gross and operating margins
o
Significant cash flow and operating leverage potential
Long-Term
Model
Q1 2015
Guidance
Q1 2015
Guidance*

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TARGETING $20M+ IN OPERATING SYNERGIES IN
FIRST FULL CALENDAR YEAR POST-CLOSE
Targets
o
Optimized customer-
facing sales model
o
Supply chain efficiencies
o
R&D leverage for
strategic platforms
o
Significant proximity-
enabled G&A
opportunities
o
Significant customer
overlap with
complementary products
o
Integration opportunities
with combined  R&D
resources
o
Facilities and public
company overhead
redundancies

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Full Spectrum
Capture
Mixed-Signal
EXPANDING REACH FROM THE CLOUD, INTO
AND THROUGHOUT THE CONNECTED HOME
Home Networking
Cable
Infrastructure
Optical Datacom &
Telecom Network
Wideband
OFDM/OFDMA
Modem
High Speed
MAC H/W &
S/W
High Speed
MAC
Hi-Frequency
RF
(0-to-90GHz)
Gigabit QoS
Wireless
Infrastructure
COMBINED CAPABILITIES

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ENTROPIC ACQUISITION EXPANDS ANALOG &
MIXED-SIGNAL IN BROADBAND & ACCESS
MAXLINEAR
Analog /
Mixed-Signal
ENTROPIC
Mixed-Signal
Other RF /
Analog /  Mixed
Signal
Digital
Baseband
RF
MoCA
Baseband
Processor
Cable, Satellite
& Access
RF Full
Spectrum
Capture
Frontend
PGA
WiFi
WiFi PA
Front End

MaxLinear Confidential & Proprietary T-00PR 21 21 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G INCREASED RELEVANCE TO THE BROADBAND ECOSYSTEM

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LEADER IN ANALOG / MIXED-SIGNAL / RF IC
FOR HOME & NETWORK INFRASTRUCTURE
+
Extends leadership in analog, mixed-signal and RF ICs for
connected home and communications infrastructure markets
+
~ 1,900 Issued and pending combined patent portfolio
+
Immediately accretive to non-GAAP EPS
+
Increases revenue scale & improves operating leverage
+
Enables more content and differentiated solutions to customers
+
S

MaxLinear Confidential & Proprietary T-00PR 23 23 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G FINANCIAL OVERVIEW March 2015

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E N V I S I O N I N G   •   E M P O W E R I N G   •   E X C E L L I N
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REVENUE, NET INCOME, AND GROSS MARGIN
$16
$18
$19
$16
$17
$18 $18
$19
$21
$24
$28
$25
$27
$30
$32
$32
$33
$36
$33
$32
$-
$5
$10
$15
$20
$25
$30
$35
$40
2010
2011 2012 2013 2014
68%
70% 70%
66%
64%
63%
64%
61%
60%
62%
63% 63% 63%
62%
63%
61%
62%
63%
61%
61%
0%
5%
10%
15%
20%
25%
30%
35%
40%
45%
50%
55%
60%
65%
70%
75%
2010 2011 2012 2013 2014
$10
$31
$51
$69
$72
$98
$120
$133
$0
$20
$40
$60
$80
$100
$120
$140
2007 2008 2009 2010 2011 2012 2013 2014
GAAP
Non GAAP
2.0
2.9 2.9
0.2
(0.1)
(0.6)
(1.5) (1.5)
(2.0)
1.8
4.3
0.7
2.5
3.8
2.9
2.3
3.7
5.0
1.7
2.1
1.3
1.8
1.4
5.7
-1.1
-4.8
-11.4
-4.7
-6.6
-2.6
0.5
-4.6
-2.3
-2.9
-4.9
-2.6
-0.9
-0.6
-3.2
-2.4
-12
-10
-8
-6
-4
-2
0
2
4
6
8
2010 2011 2012 2013 2014
Annual Revenue (in mills)
Quarterly Revenue (in mills)
Quarterly Net Income (in mills)
Quarterly Gross Margin (%)

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LIQUIDITY AND INVESTMENT CAPACITY
Cash and investments of $79M with no debt enable
TAM expanding investments
EV of ~1.9x trailing revenue and $2 in cash
and investments per fully diluted share
Roadmap to deliver meaningful operating
leverage on step-up in investment levels

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TARGET FINANCIAL MODEL
GAAP 2008 2009 2010 2011 2012 2013 2014 LT Model
Revenue
(M)
$31 $51 $69 $72 $98 $120 $133
Gross
Margin
60% 67% 69% 63% 62% 61% 62% ~60%
R&D
46% 39% 40% 56% 47% 44% 43% 25%–27%
SG&A
20% 19% 23% 28% 28% 27% 26% 12%–15%
Op. Margin
(6%) 9% 6% (21)% (13)% (10)% (7)% ~20%
Note: Fiscal year-end December 31.

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TARGET FINANCIAL MODEL
Non-GAAP 2008 2009 2010 2011 2012 2013 2014 LT Model
Revenue
(M)
$31 $51 $69 $72 $98 $120 $133
Gross
Margin
60% 67% 69% 63% 62% 62% 62% ~60%
R&D
45% 37% 37% 45% 37% 35% 34% 25%–27%
SG&A
20% 19% 21% 23% 19% 17% 18% 12%–15%
Op. Margin
(5%) 11% 11% (5)% 6% 10% 10% ~20%
Note: Fiscal year-end December 31.

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SUMMING UP: KEY TAKE-AWAYS
•
Legacy of superior technology and execution
•
Delivering breakthrough products and partnering
with industry technology leaders and Tier-1
global customers
•
Seasoned executive leadership and Best-in-Class
engineering team
•
Positioned to exploit exciting growth opportunities
in new and existing markets

MaxLinear Confidential & Proprietary T-00PR 29 29 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G THANK YOU

MaxLinear Confidential & Proprietary T-00PR 30 30 E N V I S I O N I N G • E M P O W E R I N G • E X C E L L I N G APPENDIX

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MAXLINEAR Q1 2015 OPERATING EXPENSES
RECONCILIATION TO GAAP
Q1 2015
($ in millions) Guidance
GAAP Operating Expenses $27.5
Stock-Based Compensation (4.0)
Stock-Based Bonus Plan Accrual (1.4)
Physpeed Related Charges (0.3)
IP Litigation (0.5)
Entropic M&A Transaction Expenses (2.8)
Non-GAAP Operating Expenses $18.5
Note:  Guidance as presented in MaxLinear and Entropic press releases dated 2/3/15.

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ENTROPIC GROSS PROFIT & OPERATING
EXPENSES RECONCILIATION TO GAAP
Q1 2015
Guidance
GAAP Operating Expenses $26.3 - $27.3
Stock-Based Compensation (3.0)
Restructuring and Impairment Charges (2.0)
Amortization of Purchased Intangibles (0.3)
IP Litigation (0.0)
MaxLinear M&A Transaction Expenses (1.0)
Non-GAAP Operating Expenses $20.0 - $21.0
Q4 2014 Q1 2015
Results Guidance
Non-GAAP Gross Profit Percentage 56% 53%
Stock-Based Compensation (0%) (0%)
Amortization of Purchased Intangibles (6%) (6%)
GAAP Gross Profit Percentage 50% 47%

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•
Key drivers
•
Silicon tuner adoption in hybrid (analog/digital) televisions
•
Analog-to-Digital TV transition & new DTV Stds. drive set-top market
•
Key announcements
•
MxL601 hybrid TV tuner sets benchmark for performance and power
•
Single-Chip tuner-demod SoC for ISDBT-digital TV in Latin America for
Satellite PayTV operators
LEGACY TERRESTRIAL TV & SET-TOP-BOX
MARKET
2018 2013
$220M
$250M
$ SAM
MaxLinear Management’s Best Estimate

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E N V I S I O N I N G   •   E M P O W E R I N G   •   E X C E L L I N
G
•
Key drivers of growth in Cable
•
OTT Video, Cloud services, Ultra-HD video
(2K/4K/8K) driving data bandwidth demand
•
Multiple channel capture & distribution to multiple
screens over IP in Media servers
•
Emerging DOCSIS 3.1 standard – Cloud services
CABLE:  DATA & MEDIA GATEWAY AND
INFRASTRUCTURE MARKETS
MaxLinear Management’s Best Estimate
$340M
$525M
2014 2017
$ SAM
Data
Video
Infrastucture

MaxLinear Confidential & Proprietary
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E N V I S I O N I N G   •   E M P O W E R I N G   •   E X C E L L I N
G
OPPORTUNITY – CURRENTLY ADDRESSED
BROADBAND MARKETS
Growing SAM – 2013 Revenue less than 15% of SAM
MaxLinear Management’s Best Estimate
2014 2018
CURRENT MARKETS  $ SAM
TERRESTRIAL
CABLE
SATELLITE
$800M
$1.3B

MaxLinear Confidential & Proprietary
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E N V I S I O N I N G   •   E M P O W E R I N G   •   E X C E L L I N
G
•
What We Bring To The Market:
•
History of innovation in ultra-high performance data converters and
DSP
•
Demonstrated execution of advanced modulation techniques
•
Best in class reach and throughput with industry leading lower power solutions
PHYSPEED ACQUISITION:  EXPANSION INTO
OPTICAL INTERCONNECT MARKET
MaxLinear Management’s Best Estimate
2014 2018
$83M
$670M
$ SAM
SERDES
Clock & Data Recover
Modulator
Transimpedence Amplifer

MaxLinear Confidential & Proprietary
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E N V I S I O N I N G   •   E M P O W E R I N G   •   E X C E L L I N
G
2013/14
Sat Digital ODU
FULL SPECTRUM CAPTURE (FSC™)
TECHNOLOGY
2011 Cable Gateway
2012/13
Satellite Gateway
FSC
TM
: Lowest power, smallest footprint multichannel tech
Cable or Satellite Channel Spectrum
Full Spectrum
Capture
Single
channel tuner
Wi-Fi